Filed pursuant to Rule 424(b)(3)
File No. 333-119338

                                            November 20, 2008

SUPPLEMENT DATED NOVEMBER 20, 2008 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND OCTOBER PERFORMANCE UPDATE

FUND	OCTOBER	2008 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	4.76%	15.44%	$82.9M	$1,511.690
Grant Park Futures Fund Class B Units	4.69%	14.62%	$514.8M	$1,309.725

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Short equity index positions in North America, Asia, and Europe performed well in October as turmoil in the financial markets spurred a global selloff in share prices.  A number of major equity indices fell by as much as 20% throughout the month, despite plans of government intervention from several nations.  Indices such as the German Dax, Nikkei 225, and S&P 500 finished substantially lower for the month resulting in profits for the portfolio.

Grant Park achieved gains in the metals sector as prices in the base metal markets declined.  Waning industrial manufacturing put pressure on the copper, nickel, and zinc markets moving prices in line with positions.  Although ultimately profitable in the sector, the portfolio did endure minor setbacks on long tin positions.

Positions in the softs/agricultural markets also performed well this month.  Short positions in the cotton markets accounted for the bulk of the gains.  Technical selling caused by massive declines in the equity markets were the primary cause for cotton’s 22.8% monthly price decline.

Gains in the fixed income sector came predominantly from short-term interest rate positions.  Speculators drove up short-term fixed income prices in response to excessive volatility in the equity markets throughout the month.  Among the most profitable were long positions in the Australian bills, short sterling, and Eurodollar markets.

Grant Park made gains on declines in the natural gas and crude oil markets.  The slide in energy prices was generally caused by a firming of the U.S. dollar throughout the month.  Decreased demand caused by slowing manufacturing also served a bearish influence on energies.

Although ultimately profitable in the sector, Grant Park endured some setbacks in the currency markets.  A rally in the U.S. dollar against a number of Grant Park’s emerging market positions resulted in losses.  Among the worst performers were long positions in the Indonesian rupiah, Argentine peso, and Indian rupee.  Declines in the Mexican peso further added to declines.  Throughout October speculators sold pesos to buy U.S. dollars as fears of a U.S. recession mounted.

OTHER FUND NEWS
On October 1, 2008, Grant Park Futures Fund Limited Partnership filed a supplement to its current Prospectus dated December 3, 2007.  The prospectus supplement serves as notification of the General Partner’s intention to add an additional commodity trading advisor to the Fund.  The new trading advisor, Quantitative Investment Management LLC (QIM), received an initial allocation October 1, 2008.  Grant Park will continue to retain its current trading relationships with its eight other existing advisors.

This change was the result of extensive qualitative and quantitative review and due diligence by the General Partner, and was undertaken to enhance and complement Grant Park’s current managers.  Grant Park continues to be positioned as a trend trading fund employing systematic, diversified trading managers.  It is the General Partner’s belief that the methods and market philosophies employed by the new manager compliments those used by our current managers and should add value.  However, ultimately the performance of Grant Park depends on the existence of sustainable trends in the markets in which it trades, and there can be no assurances that Grant Park will achieve its investment objectives.

***CUSTOMER SERVICE NOTICE***
We are excited to be launching a new client database which will allow us to provide enhanced customer support as well as an additional layer of security to protect your personal customer data.  In order to complete these upgrades we will be switching from a Partner Number system to using an Investor ID Number system.

555 West Jackson     Suite 600        Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

If you have registered to access your statements on line you will need to re-register using your new Investor ID Number.  Your new Investor ID Number is located in the upper right hand corner of this month’s enclosed Investor Statement.  If you have any questions please don’t hesitate to contact Customer Services at 800-217-7955 or e-mail us at funds@dearborncapital.com.

Sincerely,
David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.   Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson     Suite 600        Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
OCTOBER 31, 2008

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	3,355,843	18,114,655	20,804,458	100,960,742	24,160,301	119,075,397
Change in Unrealized Income (Loss)	1,488,624	373,240	9,228,685	3,467,625	10,717,309	3,840,865
Brokerage Commissions	(8,165)	(164,468)	(50,621)	(954,943)	(58,786)	(1,119,411)
Exchange, Clearing Fees and NFA charges	(22,673)	(256,034)	(140,561)	(1,493,535)	(163,234)	(1,749,569)
Other Trading Costs	(77,898)	(599,399)	(482,926)	(3,494,869)	(560,824)	(4,094,268)
Change in Accrued Commissions	2,172	15,271	13,464	85,056	15,636	100,327

Net Trading Income (Loss)	4,737,903	17,483,265	29,372,499	98,570,076	34,110,402	116,053,341

Other Income:
Interest, U.S. Obligations	68,195	509,290	422,771	2,979,017	490,966	3,488,307
Interest, Other	133,834	1,424,748	829,698	8,211,718	963,532	9,636,466
US Govt Sec Gain/Loss	4,115	4,115	25,508	25,508	29,623	29,623

Total Income (Loss)	4,944,047	19,421,418	30,650,476	109,786,319	35,594,523	129,207,737

Expenses:
Incentive Fees to Trading Managers	663,476	3,916,826	4,113,198	22,297,217	4,776,674	26,214,043
Administrative Fees	17,761	167,438	110,107	976,382	127,868	1,143,820
O&O Expenses	14,209	133,950	264,258	2,343,318	278,467	2,477,268
Brokerage Expenses	429,811	4,052,001	2,862,793	25,385,943	3,292,604	29,437,944
Illinois Replacement Tax

Total Expenses	1,125,257	8,270,215	7,350,356	51,002,860	8,475,613	59,273,075

Net Income (Loss)	3,818,790	11,151,203	23,300,120	58,783,459	27,118,910	69,934,662

Statement of Changes in Net Asset Value
Beginning Balance	79,187,378	72,077,907	486,631,908	383,607,889	565,819,286	455,685,796
Additions	1,024,790	15,937,083	10,641,239	105,997,870	11,666,029	121,934,953
Net Income (Loss)	3,818,790	11,151,202	23,300,120	58,783,459	27,118,910	69,934,661
Redemptions	(1,155,814)	(16,291,048)	(5,729,127)	(33,545,078)	(6,884,941)	(49,836,126)

Balance at OCTOBER 31, 2008	82,875,144	82,875,144	514,844,140	514,844,140	597,719,284	597,719,284
Total Units Held at End of The Period		54,822.85794		393,093.2109
Net Asset Value Per Unit		1,511.690		1,309.725
Rate of Return	4.76%	15.44%	4.69%	14.62%

 To the best of my knowledge and belief the
 information contained herein is accurate and complete.
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP